QuickLinks -- Click here to rapidly navigate through this document

Filed Pursuant to Rule 424(b)(2)
Commission File Number: 333-118848

PROSPECTUS SUPPLEMENT
(To Prospectus Dated October 15, 2004)

OGE ENERGY CORP.

$100,000,000
5.00% Senior Notes, Series Due November 15, 2014

        We will pay interest on the 5.00% Senior Notes, Series due November 15, 2014 on May 15 and November 15 of each year, commencing May 15, 2005. We may redeem the Senior Notes at any time, in whole or in part, prior to maturity. The redemption price will be the greater of the principal amount to be redeemed or a make-whole amount described on page S-9 of this prospectus supplement.

        Please read the information described under the captions "Supplemental Description of Debt Securities" in this prospectus supplement and "Description of Debt Securities" in the accompanying prospectus for a more detailed description of the terms of the Senior Notes.

        Investing in our Senior Notes involves risks. See "Risk Factors" beginning on page 2 of the accompanying prospectus.

        The Senior Notes are our senior unsecured obligations and, as described below under the caption "Supplemental Description of Debt Securities," rank equally with all of our other existing and future unsecured and unsubordinated indebtedness. We currently have no outstanding debt obligations that are junior to the Senior Notes. The Senior Notes will not have the benefit of any financial or other restrictive covenants. The Senior Notes will not be listed on any securities exchange or included in any automated quotation system.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Senior Note	Total
Price to Public (1)	99.085%	$99,085,000
Underwriting Discount	0.650%	$650,000
Proceeds, before expenses to OGE Energy Corp.	98.435%	$98,435,000

(1)
Plus accrued interest from November 15, 2004, if settlement occurs after that date.

        The underwriters expect to deliver the Senior Notes on or about November 15, 2004 through the book-entry facilities of The Depository Trust Company.

Citigroup	Lehman Brothers	RBS Greenwich Capital
Goldman, Sachs & Co.	JPMorgan	UBS Investment Bank	Wachovia Securities

November 9, 2004.

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of the Senior Notes in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the date of this prospectus supplement.

About this Prospectus Supplement	S-1
Forward-Looking Statements	S-1
Prospectus Supplement Summary	S-3
Use of Proceeds	S-9
Supplemental Description of Debt Securities	S-9
Underwriting	S-11
Legal Opinions	S-13
About this Prospectus	1
Forward-Looking Statements	1
Risk Factors	2
OGE Energy Corp.	5
Use of Proceeds	5
Ratio of Earnings to Fixed Charges	6
Description of Debt Securities	7
Legal Opinions	14
Experts	14
Plan of Distribution	14
Where You Can Find More Information	16

        In this prospectus supplement, "the Company", "we", "us" and "our" refer to OGE Energy Corp.; and "underwriters" refers to the firms listed on the cover of this prospectus supplement.

        This prospectus supplement and the accompanying prospectus incorporate important business and financial information about us that is not included in or delivered with these documents. This information is available without charge upon written or oral request.

ABOUT THIS PROSPECTUS SUPPLEMENT

        This prospectus supplement is a supplement to the accompanying prospectus that also is a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under the shelf registration process, we may sell the debt securities described in the accompanying prospectus up to a total dollar amount of $215,000,000, of which this offering is a part. In this prospectus supplement, we provide you with specific information about the terms of this offering. Both this prospectus supplement and the accompanying prospectus include important information about us, our Senior Notes and other information you should know before investing in our Senior Notes. This prospectus supplement also adds, updates and changes information contained in the accompanying prospectus. To the extent that any statement that we make in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement. You should read both this prospectus supplement and the accompanying prospectus as well as the additional information described under the caption "Where You Can Find More Information" beginning on page 16 of the accompanying prospectus before investing in our Senior Notes.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the documents it incorporates by reference contain statements that are not historical fact and constitute "forward-looking statements." When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should," or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

  •
  prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other;

  •
  business conditions in the energy industry;

  •
  competitive factors, including the extent and timing of the entry of additional competition in the markets served by us;

  •
  unusual weather;

  •
  federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets;

  •
  changes in accounting standards, rules or guidelines;

  •
  creditworthiness of suppliers, customers and other contractual parties;

  •
  the higher degree of risk associated with our non-regulated business compared with our regulated utility business; and

  •
  the other factors listed from time to time by us in reports filed with the Securities and Exchange Commission.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under the captions "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2003, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes to Condensed Consolidated Financial Statements" in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004 and other documents on file with the Securities and Exchange Commission. You may obtain copies of these documents as described under the caption "Where You Can Find More Information" in the accompanying prospectus.

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

PROSPECTUS SUPPLEMENT SUMMARY

        The following summary is qualified in its entirety by and should be read together with the more detailed information and financial statements included or incorporated by reference in this prospectus supplement and the accompanying prospectus.

OGE Energy Corp.

Company Background

        We are an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central United States. We conduct these activities through our electric utility and natural gas pipeline segments. Our electric utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. These operations are conducted through our Oklahoma Gas and Electric Company ("OG&E") subsidiary, and are subject to regulation by the Oklahoma Corporation Commission, the Arkansas Public Service Commission and the Federal Energy Regulatory Commission (the "FERC"). Our natural gas pipeline segment transports and stores natural gas, gathers and processes natural gas and markets natural gas. These operations are conducted through our subsidiary, Enogex Inc. and its subsidiaries ("Enogex").

        We were incorporated in Oklahoma on August 4, 1995 and became the holding company parent of OG&E and Enogex on December 31, 1996. Our principal executive offices are located at 321 North Harvey, Post Office Box 321, Oklahoma City, Oklahoma 73101-0321. Our telephone number is (405) 553-3000.

Company Strategy

        The Company's business strategy will utilize the diversified asset position of OG&E and Enogex to provide energy products and services to customers primarily in the south central United States. The Company will focus on those products and services with limited or manageable commodity exposure. The Company intends for OG&E to continue as a vertically integrated utility engaged in the generation, transmission and distribution of electricity and to represent over time approximately 70 percent of the Company's consolidated assets. The remainder of the Company's consolidated assets will be in Enogex's businesses. At September 30, 2004, OG&E and Enogex represented approximately 65 percent and 33 percent, respectively, of the Company's consolidated assets. The remaining two percent of the Company's consolidated assets were primarily at the holding company. In addition to the incremental growth opportunities that Enogex provides, the Company believes that Enogex's risk management capabilities, commercial skills and market information provide value to all of the Company's businesses. Federal regulation in regard to the operations of the wholesale power market may change with the evolving policy at the FERC. In addition, Oklahoma and Arkansas legislatures and utility commissions may propose changes from time to time that could subject utilities to market risk. Accordingly, the Company is applying risk management practices to all of its operations in an effort to mitigate the potential adverse effect of any future regulatory changes.

The Offering

        The following summary contains basic information about this offering. Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read this entire prospectus supplement, including "Supplemental Description of Debt Securities", the accompanying prospectus, including "Description of Debt Securities", and the documents referred to in this prospectus supplement and the accompanying prospectus.

Issuer	OGE Energy Corp.
Securities Offered	$100,000,000 principal amount of 5.00% Senior Notes, Series due November 15, 2014
Maturity	November 15, 2014
Interest Rate	5.00%
Interest Payment Dates	May 15 and November 15 of each year, beginning on May 15, 2005.
Ranking	The Senior Notes are our senior unsecured obligations and rank equally with all of our existing and future unsecured and unsubordinated indebtedness. We currently have no outstanding debt obligations that are junior to the Senior Notes. We are structured as a holding company and conduct substantially all of our business operations through our subsidiaries. The Senior Notes will be effectively subordinated to existing and future liabilities of our subsidiaries. At September 30, 2004, our subsidiaries had aggregate indebtedness and other liabilities of approximately $3.5 billion. The Indenture under which the Senior Notes will be issued will not prevent us from incurring additional indebtedness, which may be secured by some or all of our assets. As of the date of this prospectus supplement, we do not have any plans to issue secured indebtedness. The Senior Notes will not have the benefit of any financial or other restrictive covenants.
Optional Redemption	We may redeem the Senior Notes at any time, in whole or in part, at a "make whole" redemption price equal to the greater of (1) the principal amount of the Senior Notes being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date. See "Supplemental Description of Debt Securities—Redemption Provisions" for more information.

Use of Proceeds	The net proceeds from the sale of the Senior Notes, after deducting the underwriting discount and our estimated offering expenses, will be approximately $98.1 million. We will add the net proceeds from the sale of the Senior Notes to our general funds and use those proceeds to repay short-term debt incurred to redeem our 8.375% Trust Originated Preferred Securities on October 15, 2004. See "Use of Proceeds" on page S-9. At November 9, 2004, we had approximately $136.2 million of short-term debt outstanding.
Trustee	UMB Bank, N.A.

Summary Financial Data

        We are providing the following selected financial information to assist you in analyzing an investment in our Senior Notes. We derived the financial information presented below as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 from the audited financial statements included in our Form 10-K for the year ended December 31, 2003. Certain prior year amounts have been reclassified to conform to the 2004 presentation. We derived the financial information presented below as of September 30, 2004 and for the nine months ended September 30, 2004 and 2003 from our interim unaudited financial statements included in our Form 10-Q for the quarter ended September 30, 2004. In the opinion of management, such interim unaudited financial statements contain all adjustments, consisting only of normal recurring adjustments, that are necessary to present fairly the results for the interim periods presented.

        The financial information below should be read in conjunction with the historical financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in the annual, quarterly and other reports filed by us with the Securities and Exchange Commission, which we have incorporated by reference into this prospectus supplement.

	Nine Months Ended September 30,		Year Ended December 31,
	2004	2003	2003	2002	2001
	(Unaudited)		(Audited)
	(In millions)
Income statement data:
Operating revenues	$3,521.8	$2,962.8	$3,779.0	$3,023.9	$3,064.4
Cost of goods sold	2,778.1	2,212.0	2,846.0	2,120.3	2,185.6

Gross margin on revenues	743.7	750.8	933.0	903.6	878.8
Other operation and maintenance expense	273.2	273.7	371.7	370.0	370.3
Depreciation	133.7	133.1	176.9	182.5	172.9
Impairment of assets	8.6	1.0	10.2	50.1	—
Taxes other than income	52.4	51.4	67.3	65.3	64.7

Operating income	275.8	291.6	306.9	235.7	270.9

Other income (expense)
Other income	10.9	7.0	8.1	3.7	3.1
Other expense	(3.1)	(6.3)	(9.0)	(4.7)	(4.2)

Net other income (expense)	7.8	0.7	(0.9)	(1.0)	(1.1)

Interest income (expense)
Interest income	1.3	0.5	1.3	1.7	4.2
Interest on long-term debt	(55.6)	(56.7)	(75.2)	(86.2)	(98.2)
Interest on trust preferred securities	—	(13.0)	—	(17.3)	(17.3)
Interest expense-unconsolidated affiliate	(13.0)	—	(17.3)	—	—
Allowance for borrowed funds used during construction	1.2	0.5	0.5	0.9	0.7
Interest on short-term debt and other interest charges	(2.6)	(5.1)	(6.0)	(8.2)	(12.4)

Net interest expense	(68.7)	(73.8)	(96.7)	(109.1)	(123.0)

Income from continuing operations before taxes	214.9	218.5	209.3	125.6	146.8
Income tax expense	71.5	80.7	73.7	44.6	52.9

Income from continuing operations before cumulative effect of change in accounting principle	$143.4	$137.8	$135.6	$81.0	$93.9
Discontinued Operations
Income from discontinued operations	0.7	1.7	1.8	8.4	6.4
Income tax expense (benefit)	0.3	2.2	2.2	(1.4)	(0.3)

Income (loss) from discontinued operations	0.4	(0.5)	(0.4)	9.8	6.7

Income before cumulative effect of change in accounting principle	143.8	137.3	135.2	90.8	100.6
Cumulative effect of change in accounting for energy trading contracts, net of tax of $3.7	—	(5.9)	(5.4)	—	—

Net income	$143.8	$131.4	$129.8	$90.8	$100.6

		At December 31,
	At September 30, 2004
		2003	2002
	(Unaudited)	(Audited)
	(In millions)
Balance sheet data:
Total current assets	$917.7	$1,008.4	$625.3
Net property, plant and equipment	3,531.3	3,309.5	3,373.8
Total assets	4,786.0	4,584.7	4,264.9
Short-term debt	10.2	202.5	275.0
Long-term debt due within one year	38.1	52.1	19.8
Total current liabilities	792.4	827.7	765.2
Long-term debt	1,533.8	1,436.1	1,501.9
Stockholders' equity	1,279.0	1,201.6	983.9
Total liabilities and stockholders' equity	4,786.0	4,584.7	4,264.9

Ratio of Earnings to Fixed Charges
(Unaudited)

        Our ratios of earnings to fixed charges were as follows for the periods indicated in the table below.

	Nine Months Ended September 30,	Year Ended December 31,
	2004	2003	2002	2001	2000	1999
Ratio of earnings to fixed charges	3.90	3.06	2.08	2.10	2.45	3.12

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of pre-tax income from continuing operations plus fixed charges, less allowance for borrowed funds used during construction (AFUDC) and minority interest expense; and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

        Assuming that our variable interest rate debt continues at interest rates in effect on September 30, 2004, the annual interest requirement on our long-term debt outstanding at September 30, 2004, was approximately $94.4 million.

Capitalization

        The following table sets forth our capitalization at September 30, 2004. Our capitalization is presented:

  •
  on an actual basis; and

  •
  on an as adjusted basis to reflect the (1) incurrence subsequent to September 30, 2004, of approximately $126.0 million of short-term debt, (2) the redemption, on October 15, 2004, of $200 million of trust originated preferred securities and (3) the issue and sale of $100 million of the Senior Notes in this offering and the application of the net proceeds to repay $98.1 million of short-term debt.

At September 30, 2004
(Unaudited)

	Actual		As Adjusted
	Millions of Dollars	Percent of Capitalization	Millions of Dollars	Percent of Capitalization
Short-term debt	$10.2	0.4%	$38.1	1.4%
Long-term debt due within one year	38.1	1.3	38.1	1.4
Long-term debt	1,533.8	53.6	1,433.8	51.3

Total debt	1,582.1	55.3	1,510.0	54.1
Common stockholders' equity	1,279.0	44.7	1,279.0	45.9

Total capitalization	$2,861.1	100.0%	$2,789.0	100.0%

USE OF PROCEEDS

        We anticipate that the net proceeds from the offering (after deducting the underwriting discount and estimated offering expenses) will be approximately $98.1 million. We will add the net proceeds from the sale of the Senior Notes to our general funds and use those proceeds to repay short-term debt incurred to redeem our 8.375% Trust Originated Preferred Securities on October 15, 2004.

SUPPLEMENTAL DESCRIPTION OF DEBT SECURITIES

        Please read the following information concerning the Senior Notes in conjunction with the statements under "Description of Debt Securities" in the accompanying prospectus, which the following information supplements and, if there are any inconsistencies, supersedes. The following description is not complete. The Senior Notes will be issued under the Indenture dated as of November 1, 2004, as supplemented (the "Indenture"), that we have entered into with UMB Bank, N.A., as trustee (the "Trustee"). The Indenture is described in the accompanying prospectus and is filed as an exhibit to the registration statement under which the Senior Notes are being offered and sold.

General

        We will offer $100,000,000 of 5.00% Senior Notes, Series due November 15, 2014 as a series of notes under the Indenture.

Maturity

        The entire principal amount of the Senior Notes will mature and become due and payable, together with any accrued and unpaid interest, on November 15, 2014.

Ranking; No Financial Covenants

        The Senior Notes will be unsecured obligations and will rank on a parity with all of our other existing and future unsecured indebtedness. The Senior Notes will be obligations exclusively of the Company. We are structured as a holding company and conduct substantially all of our business operations through our subsidiaries. As a holding company, we have no material assets other than our ownership of the common stock of our subsidiaries. The Senior Notes will be effectively subordinated to existing and future liabilities of our subsidiaries. At September 30, 2004, our subsidiaries had aggregate indebtedness and other liabilities of approximately $3.5 billion.

        The Indenture does not contain any financial or other restrictive covenants.

Interest Payments

        Each Senior Note will bear interest at the annual rate set forth on the cover page of this prospectus supplement beginning on the day the Senior Notes are issued. The interest will be payable semi-annually on May 15 and November 15 of each year, commencing May 15, 2005. If such date is not a business day, the payment of interest will be made on the next succeeding business day without adjustment. Interest will be paid to the person in whose name the Senior Note is registered at the close of business on the May 1 or November 1 immediately preceding the May 15 or November 15. We will compute the amount of interest payable on the basis of a 360-day year of twelve 30-day months.

Redemption Provisions

        We may redeem the Senior Notes at any time, in whole or in part, upon at least 30 days' but not more than 60 days notice, at a redemption price equal to the greater of (1) the principal amount being redeemed or (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Senior Notes being redeemed, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus accrued and unpaid interest to the redemption date, as calculated by an Independent Investment Banker.

        "Treasury Rate" means, for any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for the redemption date.

        "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Senior Notes that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Senior Notes.

        "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

        "Comparable Treasury Price" means, for any redemption date, (1) the average of the four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations.

        "Reference Treasury Dealer Quotations" means, for each Reference Treasury Dealer and any date of determination, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker by the Reference Treasury Dealer at 5:00 p.m. on the third business day preceding the redemption date.

        "Reference Treasury Dealer" means (1) each of Citigroup Global Markets Inc., Lehman Brothers Inc. and Greenwich Capital Markets, Inc. and their respective successors, provided, however, that if any of them ceases to be a primary U.S. Government securities dealer in New York City (Primary Treasury Dealer), we will appoint another primary U.S. Government securities dealer as a substitute and (2) any other Primary Treasury Dealers selected by us.

        If we elect to redeem less than all of the Senior Notes, and the Senior Notes are at the time represented by a global security, then the depository will select by lot the particular interest to be redeemed. If we elect to redeem less than all of the Senior Notes, and the Senior Notes are not represented by a global security, then the Trustee will select the particular Senior Notes to be redeemed in a manner it deems appropriate and fair.

        If at the time of mailing the notice of redemption, we have not irrevocably directed the Trustee to redeem the Senior Notes called for redemption, the notice may state that the redemption is subject to the receipt of the redemption moneys by the Trustee on or prior to the date fixed for redemption and that the notice will be of no effect unless such moneys are received on or prior to such redemption date.

        The Senior Notes do not provide for any sinking fund.

Forms and Denomination

        The Senior Notes will be issued as one or more global securities in the name of a nominee of The Depository Trust Company and will be available only in book-entry form. See "Book-Entry System" in the accompanying prospectus. The Senior Notes are available for purchase in multiples of $1,000.

UNDERWRITING

        Subject to the terms and conditions set forth in a purchase agreement dated November 9, 2004, we have agreed to sell to each of the underwriters named below and each of the underwriters has severally agreed to purchase from us, the respective amount of the Senior Notes set forth opposite its name:

Underwriters	Principal Amount of Senior Notes
Citigroup Global Markets Inc.	$25,000,000
Lehman Brothers Inc.	17,500,000
Greenwich Capital Markets, Inc.	17,500,000
Goldman, Sachs & Co.	10,000,000
J.P. Morgan Securities Inc.	10,000,000
UBS Securities LLC	10,000,000
Wachovia Capital Markets, LLC	10,000,000

Total	$100,000,000

        The purchase agreement provides that the obligations of the underwriters to purchase the Senior Notes are subject to approval of legal matters and to other conditions. The underwriters are obligated to purchase all the Senior Notes if they purchase any of the Senior Notes.

        The underwriters have advised us that they propose initially to offer the Senior Notes to the public at the public offering price set forth on the cover page of this prospectus supplement. They also may offer the Senior Notes to dealers at this public offering price less a concession not in excess of 0.400% of the principal amount of the Senior Notes. The underwriters may allow, and the dealers may reallow, a concession not in excess of 0.250% of the principal amount of the Senior Notes on sales to other dealers. After the initial offering of the Senior Notes to the public is completed, the underwriters may change the offering price and the concessions.

        The following table shows the underwriting discount that we will pay to the underwriters in connection with this offering of the Senior Notes.

	Per Senior Note	Total
Underwriting discount	0.650%	$650,000

        Prior to this offering, there has been no public market for the Senior Notes. The underwriters have informed us that they may make a market in the Senior Notes from time to time. The underwriters are under no obligation to make a market in the Senior Notes and any such market may be discontinued without notice.

        In connection with the offering of the Senior Notes, the rules of the Securities and Exchange Commission permit the underwriters to engage in transactions that stabilize the price of the Senior Notes. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Senior Notes. If the underwriters create a short position in the Senior Notes (that is, if they sell a larger principal amount of the Senior Notes than is set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing Senior Notes in the open market.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might otherwise be in the absence of those purchases. Neither we nor any of the underwriters can predict the direction or magnitude of any effect that the transactions described above may have on the price of the Senior Notes. In addition, neither we nor any of the underwriters can assure you that the underwriters will in fact engage in these transactions, or that these transactions, once begun, will not be discontinued without notice by the underwriters.

        We estimate that our total expenses for this offering, not including the underwriting discount, will be approximately $300,000.

        We have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act of 1933. Alternatively, we may be required to contribute to payments that the underwriters may be required to make as a result of these liabilities.

        We have been advised by certain underwriters that they may make the securities available for distribution on the Internet through a proprietary web site and/or a third-party system operated by MarketAxess Corporation, an Internet-based communications technology provider. MarketAxess Corporation is providing the system as a conduit for communications between such underwriters and their customers and is not a party to any transactions. MarketAxess Corporation, a registered broker-dealer, will receive compensation from certain underwriters based on transactions conducted through the system. We have been advised by certain underwriters that they may make the securities available to their customers through the Internet distributions, whether made through a proprietary or third- party system, on the same terms as distributions made through other channels.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing date of this offering, will not offer or sell any Senior Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any Senior Notes in circumstances in which Section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Senior Notes in, from or otherwise involving the United Kingdom.

        Each underwriter has represented and agreed that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in the Netherlands any Senior Notes with a denomination of less than EUR50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in Article 3 of the Dutch Securities Transactions Supervision Act 1995 (Wet toezicht effectenverkeer 1995) is applicable and the conditions attached to such exemption or exception are complied with.

        Wachovia Capital Markets, LLC and J.P. Morgan Securities Inc. and/or their affiliates serve as co-lead arrangers, joint book-runners, co-syndication agents and lenders under our credit facility and OG&E's credit facility. Citibank, N.A., an affiliate of Citigroup Global Markets Inc., and the Royal Bank of Scotland plc, an affiliate of Greenwich Capital Markets, Inc., serve as co-documentation agents and lenders under our credit facility and OG&E's credit facility. In addition, affiliates of certain of the other underwriters are participants in our credit facility and OG&E's credit facility.

        In the ordinary course of their respective businesses, the underwriters and their affiliates have engaged, and may in the future engage, in investment banking or commercial banking transactions with us and our affiliates.

LEGAL OPINIONS

        Legal opinions relating to the Senior Notes will be rendered by our counsel, Rainey, Ross, Rice & Binns, Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of September 30, 2004, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, owned a beneficial interest in 3,000 shares of our common stock. Certain legal matters will be passed upon for the underwriters by Chapman and Cutler LLP, Chicago, Illinois.

PROSPECTUS

OGE ENERGY CORP.
321 N. Harvey, P.O. Box 321
Oklahoma City, Oklahoma 73101-0321
(405) 553-3000

$215,000,000

DEBT SECURITIES

        We may offer for sale from time to time up to $215,000,000 aggregate principal amount of our unsecured debt securities. We may sell the debt securities in one or more series (1) through underwriters or dealers, (2) directly to a limited number of institutional purchasers, or (3) through agents. See "Plan of Distribution." The amount and terms of the sale of a series of debt securities will be determined at the time of sale and included in a prospectus supplement that will accompany this prospectus. Each prospectus supplement will include if applicable:

  •
  The names of any underwriters, dealers or agents involved in the distribution of that series of the debt securities;

  •
  Any applicable commissions or discounts and the net proceeds to us from that sale;

  •
  The aggregate principal amount and offering price of that series of the debt securities;

  •
  The rate or rates (or method of calculation) of interest;

  •
  The time or times and place of payment of interest;

  •
  The maturity date or dates; and

  •
  Any redemption terms or other specific terms of that series of debt securities.

        You should read this prospectus and the applicable prospectus supplement carefully before you invest. This prospectus may not be used to sell debt securities unless accompanied by a prospectus supplement.

        Investing in our debt securities involves risks. See "Risk Factors" on page 2 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is October 15, 2004.

        You should rely only on the information incorporated by reference or provided in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these debt securities in any state where the offer is not permitted. You should not assume that the information in this prospectus or the documents incorporated by reference is accurate as of any date other than the date on the front of those documents.

ABOUT THIS PROSPECTUS	1
FORWARD-LOOKING STATEMENTS	1
RISK FACTORS	2
OGE ENERGY CORP	5
USE OF PROCEEDS	5
RATIO OF EARNINGS TO FIXED CHARGES	6
DESCRIPTION OF DEBT SECURITIES	7
LEGAL OPINIONS	14
EXPERTS	14
PLAN OF DISTRIBUTION	14
WHERE YOU CAN FIND MORE INFORMATION	16

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission ("SEC") utilizing a "shelf" registration process. Under this process, we may, from time to time over the next several years, sell the debt securities described in this prospectus in one or more offerings up to a total dollar amount of $215,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described under the heading "Where You Can Find More Information." We believe we have included all information material to investors but some details that may be important for specific investment purposes have not been included. To see more detail, you should read the exhibits filed with this registration statement. In this prospectus, "we," "us," "our," and "our company" refer to OGE Energy Corp., unless the context otherwise requires.

FORWARD-LOOKING STATEMENTS

        This prospectus and the documents it incorporates by reference contain statements that are not historical fact and constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. When we use words like "believes," "expects," "anticipates," "intends," "plans," "estimates," "may," "should" or similar expressions, or when we discuss our strategy or plans, we are making forward-looking statements. Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. Our future results may differ materially from those expressed in these forward-looking statements. These statements are necessarily based upon various assumptions involving judgments with respect to the future and other risks, including, among others:

  •
  general economic conditions, including the availability of credit, actions of rating agencies and their impact on capital expenditures and our ability and the ability of our subsidiaries to obtain financing on favorable terms;

  •
  prices of electricity, natural gas and natural gas liquids, each on a stand-alone basis and in relation to each other;

  •
  business conditions in the energy industry;

  •
  competitive factors, including the extent and timing of the entry of additional competition in the markets served by us;

  •
  unusual weather;

  •
  federal or state legislation and regulatory decisions and initiatives that affect cost and investment recovery, have an impact on rate structures and affect the speed and degree to which competition enters our markets;

  •
  changes in accounting standards, rules or guidelines;

  •
  creditworthiness of suppliers, customers and other contractual parties;

  •
  the higher degree of risk associated with our nonregulated businesses compared with our regulated utility business; and

  •
  the other factors listed from time to time by us in reports filed with the SEC.

        You are cautioned not to rely unduly on any forward-looking statements. These risks and uncertainties are discussed in more detail under "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and "Notes to Consolidated Financial Statements" in our Annual Report on Form 10-K for the year ended December 31, 2003, under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Notes

to Condensed Consolidated Financial Statements" in our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004 and other documents on file with the SEC. You may obtain copies of these documents as described under the heading "Where You Can Find More Information."

        We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors should not be construed as exhaustive.

RISK FACTORS

        An investment in our debt securities may involve significant risks. You should carefully consider these risk factors as well as all of the other information contained or incorporated by reference in this prospectus and the applicable prospectus supplement before you decide to invest in our debt securities.

Risks Related to Our Business

        Any reductions in our credit ratings or the credit ratings of our subsidiaries could increase our financing costs and the costs of maintaining certain contractual relationships and could cause the value of the debt securities to decline.

        We cannot assure you that any of our current ratings or our subsidiaries' current ratings will remain in effect for any given period of time or that a rating will not be lowered or withdrawn entirely by a rating agency if, in its judgment, circumstances in the future so warrant. Any downgrade could lead to higher borrowing costs and, if below investment grade, could require us to issue guarantees on behalf of our subsidiary, Enogex Inc., to support some of Enogex's marketing operations.

        Any lowering of the ratings on the debt securities would likely reduce the value of the debt securities.

        Our profitability depends to a large extent on the ability of our subsidiary, Oklahoma Gas and Electric Company ("OG&E"), to fully recover its costs from its customers and there may be changes in the regulatory environment that impair its ability to recover costs from its customers.

        We are subject to comprehensive regulation by several federal and state utility regulatory agencies, which significantly influences our operating environment and OG&E's ability to fully recover its costs from utility customers. The utility commissions in the states where our utility subsidiary, OG&E, operates regulate many aspects of our utility operations including siting and construction of facilities, customer service and the rates that we can charge customers. The profitability of our utility operations is dependent on our ability to fully recover costs related to providing energy and utility services to our customers.

        As a result of the energy crisis in California and the financial troubles at a number of energy companies, the regulatory environments in which we operate have received an increased amount of public attention. It is possible that there could be changes in the regulatory environment that would impair our ability to fully recover costs historically absorbed by our customers. State utility commissions generally possess broad powers to ensure that the needs of the utility customers are being met.

        We are unable to predict the impact on our operating results from the future regulatory activities of any of the agencies that regulate us. Changes in regulations or the imposition of additional regulations could have an adverse impact on our results of operations.

        Our rates are subject to regulation by the states of Oklahoma and Arkansas, as well as by a federal agency, whose regulatory paradigms and goals may not be consistent.

        Our subsidiary, OG&E, is currently a vertically integrated electric utility and most of its revenue results from the sale of electricity to retail customers subject to bundled rates that are approved by the applicable state utility commission and the sale of electricity to wholesale customers subject to rates and other matters approved by the Federal Energy Regulatory Commission (the "FERC").

        Exposure to inconsistent state and federal regulatory standards may limit our ability to operate profitably. Further alteration of the regulatory landscape in which we operate may harm our financial condition and results of operations.

        OG&E's Settlement Agreement with the Oklahoma Corporation Commission ("OCC") relating to its 2002 rate case targets $75 million of savings over a three-year period from the acquisition of new generation. OG&E may not be able to achieve such targeted savings, in which case OG&E may be required to credit any unrealized savings to its customers.

        As part of OG&E's settlement agreement in November 2002, OG&E indicated that the acquisition of up to 400 megawatts of new generation should provide $75 million of savings to its customers over three years. OG&E also agreed that if it is unable to demonstrate such savings, it will credit its customers any realized savings below $75 million. We cannot assure you that OG&E will be able to realize the targeted $75 million of savings to its customers, in which case OG&E may be required to credit unrealized savings to its customers.

        We are subject to commodity price risk, credit risk and other risks associated with energy markets.

        We are exposed to market and credit risks in our generation, retail distribution and energy trading operations. To minimize the risk of market price and volume fluctuations, we may enter into physical or financial derivative instrument contracts to hedge purchase and sale commitments, fuel requirements and inventories of natural gas, distillate fuel oil, electricity and coal, and emission allowances. However, financial derivative instrument contracts do not eliminate the risk. Specifically, such risks include commodity price changes, market supply shortages, credit risk and interest rate changes. The impact of these variables could result in our inability to fulfill contractual obligations, significantly higher energy or fuel costs relative to corresponding sales contracts or increased interest expense.

        Credit risk includes the risk that counterparties that owe us money or energy will breach their obligations. If the counterparties to these arrangements fail to perform, we may be forced to enter into alternative arrangements. In that event, our financial results could be adversely affected and we could incur losses.

        We mark our energy trading portfolio to estimated fair market value on a daily basis (mark-to-market accounting), which causes earnings variability. Market prices are utilized in determining the value of electric energy, natural gas and related derivative commodity instruments. For longer-term positions, which are limited to a maximum of 18 months, and certain short-term positions for which market prices are not available, models based on forward price curves are utilized. These models incorporate estimates and assumptions as to a variety of factors such as pricing relationships between various energy commodities and geographic locations. Actual experience can vary significantly from these estimates and assumptions.

        Increased competition resulting from restructuring efforts could have a significant financial impact on us and OG&E and consequently decrease our revenue and earnings.

        We have been and will continue to be affected by competitive changes to the utility and energy industries. Significant changes already have occurred and additional changes have been proposed to the wholesale electric market. Although retail restructuring efforts in Oklahoma and Arkansas have stalled for the time being, if such efforts were renewed, retail competition and the unbundling of regulated energy service could have a significant financial impact on us due to an impairment of assets, a loss of retail customers, lower profit margins or increased costs of capital. Any such restructuring could have a significant impact on our consolidated financial position, results of operations and cash flows. We cannot predict when we will be subject to changes in legislation or regulation, nor can we predict the impact of these changes on our consolidated financial position, results of operations or cash flows. We believe that the prices OG&E charges for electricity and the quality and reliability of its service currently place it in a position to compete effectively in the energy market.

        Recent events that are beyond our control have increased the level of public and regulatory scrutiny of our industry. Governmental and market reactions to these events may have negative impacts on our business, financial condition and access to capital.

        As a result of the energy crisis in California during the summer of 2001, the volatility of natural gas prices in North America, the bankruptcy filing by Enron Corporation, accounting irregularities at public companies in general and energy companies in particular, and investigations by governmental authorities into energy trading activities, companies in the regulated and unregulated utility business have been under an increased amount of public and regulatory scrutiny and suspicion. The accounting irregularities have caused regulators and legislators to review current accounting practices, financial disclosures and relationships between corporations and their independent auditors. The capital markets and ratings agencies also have increased their level of scrutiny. We believe that we are complying with all applicable laws and accounting standards, but it is difficult or impossible to predict or control what effect these types of events may have on our business, financial condition or access to the capital markets.

        As a result of these events, Congress passed the Sarbanes-Oxley Act of 2002. It is unclear what additional laws or regulations may develop, and we cannot predict the ultimate impact of any future changes in accounting regulations or practices in general with respect to public companies, the energy industry or our operations specifically. Any new accounting standards could affect the way we are required to record revenues, expenses, assets and liabilities. These changes in accounting standards could lead to negative impacts on reported earnings or increases in liabilities that could, in turn, affect our reported results of operations.

Risks Related to Our Corporate Structure

  We must rely on cash from our subsidiaries to make debt payments.

        We are a holding company and thus our investments in our subsidiaries are our primary assets. Substantially all of our operations are conducted by our subsidiaries. Consequently, our operating cash flow and our ability to service our indebtedness depends upon the operating cash flow of our subsidiaries and the payment of funds by them to us in the form of dividends. Our subsidiaries are separate legal entities that have no obligation to pay any amounts due on our indebtedness or to make any funds available for that purpose, whether by dividends or otherwise. In addition, each subsidiary's ability to pay dividends to us depends on any statutory and contractual restrictions that may be applicable to such subsidiary, which may include requirements to maintain minimum levels of working capital and other assets.

        In addition, as discussed above, OG&E is regulated by state utility commissions in Oklahoma and Arkansas which generally possess broad powers to ensure that the needs of the utility customers are being met. To the extent that the state commissions attempt to impose restrictions on the ability of OG&E to pay dividends to us, it could adversely affect our ability to make payments on our indebtedness or otherwise meet our financial obligations.

        The debt securities are effectively subordinated to all existing and future indebtedness and liabilities of our subsidiaries and would have a claim that is junior with respect to the assets securing any secured debt issued by us.

        As a stockholder, rather than a creditor of our subsidiaries, our right and the rights of our creditors to participate in the assets of any of our subsidiaries upon any liquidation or reorganization of that subsidiary will rank behind the claims of that subsidiary's creditors, including trade creditors (except to the extent we have a claim as a creditor of such subsidiary). As a result, the debt securities will be effectively subordinated to all existing and future indebtedness and other liabilities, including trade payables, of our subsidiaries.

        As of June 30, 2004, our subsidiaries had outstanding indebtedness and other liabilities of approximately $3.3 billion. We and our subsidiaries may incur additional debt. The indenture governing the debt securities does not contain any restriction on us or our subsidiaries incurring additional debt, including secured debt, which would have a prior claim on the assets securing the debt.

        There is no existing market for the debt securities and we cannot assure you that an active trading market will develop.

        There is no existing market for the debt securities and we cannot assure you that an active trading market will develop. If a market for the debt securities were to develop, future trading prices would depend on many factors, including prevailing interest rates, our operating results and the market for similar securities. We do not intend to apply for listing or quotation of the debt securities on any securities exchange or stock market. As a result, it may be difficult for you to find a buyer for your debt securities at the time you want to sell them, and even if you find a buyer, you might not get the price you want.

OGE ENERGY CORP.

        We are an energy and energy services provider offering physical delivery and management of both electricity and natural gas in the south central United States. We conduct these activities through our electric utility and natural gas pipeline segments.

        Our electric utility segment generates, transmits, distributes and sells electric energy in Oklahoma and western Arkansas. These operations are conducted through our OG&E subsidiary, and are subject to regulation by the OCC, the Arkansas Public Service Commission and the FERC.

        Our natural gas pipeline segment transports and stores natural gas, gathers and processes natural gas, and markets natural gas. These operations are conducted through our subsidiary, Enogex Inc., and its subsidiaries.

        We were incorporated in Oklahoma on August 4, 1995 and became the holding company parent of OG&E and Enogex on December 31, 1996.

        Our principal executive offices are located at 321 North Harvey, Post Office Box 321, Oklahoma City, Oklahoma 73101-0321. Our telephone number is (405) 553-3000.

USE OF PROCEEDS

        We will add the net proceeds from the sale of the debt securities to our general funds and use those proceeds for general corporate purposes, primarily to repay long or short-term debt and to fund capital expenditures of our operating units and subsidiaries. The specific use of the proceeds of a particular series of the debt securities will be described in the applicable prospectus supplement.

RATIO OF EARNINGS TO FIXED CHARGES
(unaudited)

		Year Ended December 31,
	Six Months Ended June 30, 2004
		2003	2002	2001	2000	1999
Ratio of Earnings to Fixed Charges	2.40	3.06	2.08	2.10	2.45	3.12

        For purposes of computing the ratio of earnings to fixed charges, (1) earnings consist of pre-tax income from continuing operations plus fixed charges less allowance for borrowed funds used during construction and minority interest expense; and (2) fixed charges consist of interest on long-term debt, related amortization, interest on short-term borrowings and a calculated portion of rents considered to be interest.

        Assuming that our variable interest rate debt continues at interest rates in effect on June 30, 2004, the annual interest requirement on our long-term debt outstanding at June 30, 2004, was $87.5 million.

DESCRIPTION OF DEBT SECURITIES

        The description below contains summaries of selected provisions of the indenture, including the supplemental indenture, under which the debt securities will be issued. These summaries are not complete. The form of indenture and the form of supplemental indenture have been filed as exhibits to the registration statement. You should read the indenture and the supplemental indenture for provisions that may be important to you. In the summaries below, we have included references to section numbers of the indenture so that you can easily locate these provisions.

        We are not required to issue future issues of indebtedness under the indenture described in this prospectus. We are free to use other indentures or documentation, containing provisions different from those described in this prospectus, in connection with future issues of other indebtedness.

        The debt securities will be represented either by global securities registered in the name of The Depository Trust Company ("DTC"), as depository ("Depository"), or its nominee, or by securities in certificate form issued to the registered owners, as described in the applicable prospectus supplement. See "—Book-Entry System" below.

General

        We may issue the debt securities as notes or debentures or other unsecured evidences of indebtedness in one or more new series under an indenture between us and UMB Bank, N.A., or any other trustee to be named as trustee (the "Trustee"). This indenture, to be supplemented by a new supplemental indenture for each series of debt securities, is referred to in this prospectus as the "Indenture." The debt securities will be unsecured obligations and will rank on a parity with our other existing and future unsecured and unsubordinated indebtedness. The debt securities will be obligations exclusively of our company. As a holding company, we have no material assets other than our ownership of the common stock of our subsidiaries. Unless we say otherwise in a prospectus supplement, we will rely entirely upon distributions and other amounts received from our subsidiaries to meet the payment obligations under the debt securities.

        Our subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay amounts due under the debt securities or otherwise to make any funds available to us. This includes the payment of dividends or other distributions or the extension of loans or advances, unless we say otherwise in a prospectus supplement. Public utility commissions that regulate OG&E may effectively restrict the payment of dividends to us by OG&E.

        Furthermore, the ability of our subsidiaries to make any payments to us would be dependent upon the terms of any credit facilities of the subsidiaries and upon the subsidiaries' earnings, which are subject to various business risks. In a bankruptcy or insolvency proceeding, claims of holders of the debt securities would be satisfied solely from our equity interests in our subsidiaries remaining after the satisfaction of claims of creditors of the subsidiaries. Accordingly, the debt securities will be effectively subordinated to existing and future liabilities of our subsidiaries to their respective creditors.

        The amount of debt securities that we may issue under the Indenture is not limited.

        The debt securities may be issued in one or more series, may be issued at various times, may have differing maturity dates and may bear interest at differing rates. The prospectus supplement applicable to each issue of debt securities will specify:

  •
  the title, aggregate principal amount and offering price of that series of debt securities;

  •
  the interest rate or rates, or method of calculation of the rate or rates, on that series and the date from which the interest will accrue;

  •
  the dates on which interest will be payable;

  •
  the record dates for payments of interest;

  •
  the date on which the debt securities of that series will mature;

  •
  any redemption terms;

  •
  the period or periods within which, the price or prices at which and the terms and conditions upon which the debt securities of that series may be repaid, in whole or in part, at the option of the holder thereof; and

  •
  other specific terms applicable to the debt securities of that series.

        Any special United States federal income tax considerations applicable to debt securities sold at an original issue discount and any special United States federal income tax or other considerations applicable to any debt securities which are denominated in other than United States dollars will be described in the prospectus supplement relating to that series of debt securities.

        Unless otherwise indicated in the applicable prospectus supplement, the debt securities will be denominated in United States currency in minimum denominations of $1,000 and integral multiples of $1,000.

        Unless otherwise indicated in the applicable prospectus supplement, there will be no provisions in the Indenture or the debt securities that require us to redeem, or permit the holders to cause a redemption or repurchase of, the debt securities or that otherwise protect the holders in the event that we incur substantial additional indebtedness, whether or not in connection with a change in control of our company.

Registration, Transfer And Exchange

        Debt securities of any series may be exchanged for other debt securities of the same series of any authorized denominations and of a like aggregate principal amount, stated maturity and original issue date (Section 2.06).

        Unless we indicate otherwise in the applicable prospectus supplement, debt securities may be presented for registration of transfer (duly endorsed or accompanied by a duly executed written instrument of transfer), at the office of the Trustee maintained for that purpose and referred to in the applicable prospectus supplement, without service charge and upon payment of any taxes and other governmental charges as described in the Indenture. Any transfer or exchange will be made only upon the Trustee's satisfaction with the documents of title and indemnity of the person making the request (Sections 2.06 and 2.07).

        The Trustee will not be required to exchange or register a transfer of any debt securities of a series that is selected, called or being called for redemption except, in the case of any debt security to be redeemed in part, the portion thereof not to be so redeemed (Section 2.06). See "—Book-Entry System" below.

Payment and Paying Agents

        Payment of the principal, interest and premium, if any, on debt securities issued in the form of global securities will be paid in the manner described below under the heading "—Book-Entry System." Unless we indicate otherwise in the applicable prospectus supplement, interest on debt securities that are in the form of certificated securities will be paid by check mailed to the holder at that holder's address as it appears in the register for the debt securities maintained by the Trustee; however, a holder of $10,000,000 or more of debt securities having the same interest payment dates will be entitled to receive payments of interest by wire transfer to a bank within the continental United States if appropriate wire transfer instructions have been received by the Trustee on or prior to the applicable record date (Section 2.12). Unless we indicate otherwise in the applicable prospectus supplement, the principal, interest at maturity and premium, if any, on debt securities in the form of certificated securities will be payable in immediately available funds at the office of the Trustee upon presentation of the debt securities (Section 2.12).

        All monies paid by us to a paying agent for the payment of principal, interest or premium on any debt security which remain unclaimed at the end of two years after that principal, interest or premium has become due and payable will be repaid to us and the holder of that debt security may thereafter look only to us for payment of that principal, interest or premium (Section 4.04).

Events of Default

        The following are events of default under the Indenture (Section 7.01):

  •
  default in the payment of principal and redemption premium, if any, on any debt security issued under the Indenture when due and payable and continuance of that default for a period of five business days;

  •
  default in the payment of interest on any debt security issued under the Indenture when due and continuance of that default for 30 days;

  •
  default in the performance or breach of any of our other covenants or warranties in the Indenture and the continuation of that default or breach for 90 days after written notice to us as provided in the Indenture; and

  •
  specified events of bankruptcy, insolvency or reorganization of our company.

        If an event of default occurs and is continuing, either the Trustee or the holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture may declare the principal amount of all such debt securities to be due and payable immediately. At any time after an acceleration of the debt securities has been declared, but before a judgment or decree of the immediate payment of the principal amount of the debt securities has been obtained, if we pay or deposit with the Trustee a sum sufficient to pay all matured installments of interest and the principal and any redemption premium which has become due otherwise than by acceleration and all defaults have been cured or waived, then that payment or deposit will cause an automatic rescission and annulment of the acceleration of the debt securities (Section 7.01).

        The Trustee generally will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the holders unless the holders have offered reasonable security to the Trustee (Section 8.02). The holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture generally will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or of exercising any trust or power conferred on the Trustee, relating to the debt securities. The holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture generally will be able to waive any past default or event of default except a default in the payment of principal, premium or interest on the debt securities (Section 7.07). Each holder has the right to institute a proceeding relating to the Indenture, but this right is subject to conditions precedent specified in the Indenture (Section 7.04). The Trustee is required to give the holders notice of the occurrence of a default within 90 days of the default, unless the default is cured or waived. Except in the case of a payment default on the debt securities, however, the Trustee may withhold notice if it determines in good faith that it is in the interest of holders to do so (Section 7.08). We are required to deliver to the Trustee each year a certificate as to whether or not we are in compliance with the conditions and covenants under the Indenture (Section 5.05).

Modification

        Unless otherwise indicated in the applicable prospectus supplement, we and the Trustee may modify and amend the Indenture and the debt securities from time to time. Depending upon the type of amendment, we may not need the consent or approval of any of the holders of the debt securities, or we may need either the consent or approval of the holders of a majority in principal amount of the outstanding debt securities of all series issued under the Indenture or the consent or approval of each holder affected by the proposed amendment.

        We will not need the consent of the holders for the following types of amendments (Section 12.01):

  •
  adding to our covenants for the benefit of the holders or surrendering a right given to us in the Indenture;

  •
  adding security for the debt securities; or

  •
  making various other modifications, generally of a ministerial or immaterial nature.

        We will need the consent of the holders of each outstanding debt security affected by a proposed amendment if the amendment would cause any of the following to occur (Section 12.02):

  •
  a change in the maturity date or redemption date of any debt security;

  •
  a reduction in the interest rate or extension of the time of payment of interest;

  •
  a reduction in the principal amount of any debt security, the interest or premium payable on any debt security, or the amount of principal that could be declared due and payable prior to the stated maturity;

  •
  a change in the currency of any payment of principal, premium or interest on any debt security;

  •
  an impairment of the right of a holder to institute suit for the enforcement of any payment relating to any debt security;

  •
  a reduction in the percentage of outstanding debt securities necessary to consent to the modification or amendment of the Indenture; or

  •
  a modification in these requirements or a reduction to less than a majority of the percentage of outstanding debt securities necessary to waive any past default.

        Amendments other than those described in the above two paragraphs will require the approval of a majority in principal amount of the outstanding debt securities.

Defeasance and Discharge

        We may be discharged from all obligations relating to the debt securities and the Indenture (except for specified obligations such as obligations to register the transfer or exchange of debt securities, replace stolen, lost or mutilated debt securities and maintain paying agencies) if we irrevocably deposit with the Trustee, in trust for the benefit of holders of debt securities, money or United States government obligations, or any combination thereof, sufficient to make all payments of principal, premium and interest on the debt securities on the dates those payments are due. To discharge those obligations, we must deliver to the Trustee an opinion of counsel that the holders of the debt securities will not recognize income, gain or loss for federal income tax purposes as a result of the defeasance or discharge of the Indenture. If we discharge our obligations as described above, the holders of debt securities must look only to the funds deposited with the Trustee, and not us, for payments on the debt securities (Section 4.01).

Consolidation, Merger and Sale of Assets; No Financial Covenants

        We will not merge into any other corporation or sell or otherwise transfer all or substantially all our assets unless the successor or transferee corporation assumes by supplemental indenture our obligations to pay the principal, applicable redemption premium and interest on all the debt securities and our obligation to perform the covenants in the Indenture that we are supposed to perform or observe. Upon any merger, sale or transfer of all or substantially all of our assets, the successor or transferee corporation will succeed to, and be substituted for, and may exercise all of our rights and powers under the Indenture with the same effect as if the successor corporation had been named as us in the Indenture, and we will be released from all obligations under the Indenture. The Indenture defines all or substantially all of our assets as being 66 2/3 percent or more of our total assets as shown on our balance sheet as of the end of the prior year and specifically permits any sale, transfer or conveyance during a calendar year of less than 66 2/3 percent of our total assets without the consent of the holders of the debt securities (Sections 11.01 and 11.02).

        Unless we indicate otherwise in the applicable prospectus supplement, the Indenture will not contain any financial or other similar restrictive covenants.

Resignation or Removal of Trustee

        The Trustee may resign at any time by notifying us in writing and specifying the day that the resignation is to take effect. The resignation will not take effect, however, until a successor trustee has been appointed (Section 8.10).

        The holders of a majority in principal amount of the outstanding debt securities may remove the Trustee at any time. In addition, so long as no event of default or event which, with the giving of notice or lapse of time or both, would become an event of default has occurred and is continuing, we may remove the Trustee upon (1) notice to the Trustee and the holder of each debt security outstanding under the Indenture and (2) appointment of a successor Trustee (Section 8.10).

Concerning the Trustee

        UMB Bank, N.A. is the Trustee. We and our affiliates maintain banking relationships with the Trustee in the ordinary course of business. The Trustee also acts as trustee for securities of our affiliates.

Book-Entry System

        Each series of debt securities offered by this prospectus may be issued in the form of one or more global securities representing all or part of that series of debt securities. This means that we will not issue certificates for that series of debt securities to the holders. Instead, a global security representing that series will be deposited with, or on behalf of, DTC, or its successor as the Depository and registered in the name of the Depository or a nominee of the Depository.

        The Depository will keep a computerized record of its participants (for example, your broker) whose clients have purchased debt securities represented by a global security. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred, except that the Depository, its nominees and their successors may transfer a global security as a whole to one another.

        Beneficial interests in global securities will be shown on, and transfers of interests will be made only through, records maintained by the Depository and its participants. The laws of some jurisdictions require that some purchasers take physical delivery of securities in definitive form. These laws may impair the ability to transfer beneficial interests in a global security.

        We will wire principal, interest and any premium payments to the Depository or its nominee. We and the Trustee will treat the Depository or its nominee as the owner of the global security for all purposes, including any notices and voting. Accordingly, we, the Trustee and any paying agent will have no direct responsibility or liability to pay amounts due on a global security to owners of beneficial interests in a global security.

        Unless otherwise specified in the prospectus supplement, DTC will act as Depository for debt securities issued as global securities. The debt securities will be registered in the name of Cede & Co. (DTC's partnership nominee) or such other name as may be requested by an authorized representative of DTC.

        DTC, the world's largest depository, is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants ("Direct Participants") deposit with DTC. DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants' accounts. This eliminates the need for physical movement of securities certificates. Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is a wholly-owned subsidiary of The Depository Trust & Clearing Corporation ("DTCC"). DTCC, in turn, is owned by a number of the Direct Participants of DTC and members of the National Securities Clearing Corporation, the Government Securities Clearing Corporation, MBS Clearing Corporation and Emerging Markets Clearing Corporation (NSCC, GSCC, MBSCC and EMCC are also subsidiaries of DTCC) and by the New York Stock Exchange, Inc., the American Stock Exchange, LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules that apply to DTC and its Direct or Indirect Participants (collectively, "Participants") are on file with the SEC.

        Purchases of debt securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the debt securities on DTC's records. The ownership interest of each actual purchaser of each debt security ("Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from DTC of their purchase. Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the debt securities are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in debt securities, except in the event that use of the book-entry system for the debt securities is discontinued.

        To facilitate subsequent transfers, all debt securities deposited by Direct Participants with DTC are registered in the name of DTC's partnership nominee, Cede & Co., or such other name as may be requested by an authorized representative of DTC. The deposit of debt securities with DTC and their registration in the name of Cede & Co. or such other nominee do not effect any change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the debt securities; DTC's records reflect only the identity of the Direct Participants to whose accounts such debt securities are credited, which may or may not be the Beneficial Owners. The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

        Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

        Redemption notices shall be sent to DTC. If less than all of the debt securities within an issue are being redeemed, DTC's practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

        Neither DTC nor Cede & Co. (nor such other DTC nominee) will consent or vote with respect to the debt securities unless authorized by a Direct Participant in accordance with DTC's procedures. Under its usual procedures, DTC mails an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the debt securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

        Payments of principal, interest and redemption proceeds on the debt securities will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC. DTC's practice is to credit Direct Participants' accounts, upon DTC's receipt of funds and corresponding detail information from us or the Trustee on payable date in accordance with their respective holdings shown on DTC's records. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee or us, subject to any statutory or regulatory requirements as may be in effect from time to time. Payments of principal, interest and redemption proceeds to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) are the responsibility of us and the Trustee, disbursement of such payments to Direct Participants shall be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

        DTC may discontinue providing its services as securities depository with respect to the debt securities at any time by giving reasonable notice to Issuer or Agent. Under such circumstances, in the event that a successor securities depository is not obtained, security certificates are required to be printed and delivered.

        We may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depository). In that event, security certificates will be printed and delivered to DTC.

        Debt securities of a series represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  •
  DTC notifies us that it is unwilling or unable to continue as Depository or if DTC ceases to be a clearing agency registered under applicable law and a successor Depository is not appointed by us within 90 days; or

  •
  we determine not to require all of the debt securities of a series to be represented by a global security and notify the Trustee of our decision.

        The information in this section concerning DTC and DTC's book-entry system has been obtained from DTC, and we and any underwriters, dealers or agents take no responsibility for the accuracy thereof.

        Any underwriters, dealers or agents of debt securities may be Direct Participants of DTC.

LEGAL OPINIONS

        Legal opinions relating to the debt securities will be rendered by our counsel, Rainey, Ross, Rice & Binns, Oklahoma City, Oklahoma, and Jones Day, Chicago, Illinois. Rainey, Ross, Rice & Binns will pass on matters pertaining to local laws and as to these matters other counsel will rely on their opinions. As of July 31, 2004, Mr. Hugh D. Rice, a partner in Rainey, Ross, Rice & Binns, owned a beneficial interest in 3,000 shares of common stock of our company. Certain legal matters will be passed upon for any underwriters, dealers or agents named in a prospectus supplement by Chapman and Cutler LLP, Chicago, Illinois.

EXPERTS

        Ernst & Young LLP, an independent registered public accounting firm, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K for the year ended December 31, 2003, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our consolidated financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

PLAN OF DISTRIBUTION

        We may sell the debt securities directly or indirectly through underwriters, dealers or agents. The names of any underwriters, dealers or agents will be set forth in the applicable prospectus supplement. We will also set forth in the applicable prospectus supplement:

  •
  the terms of the offering of the debt securities;

  •
  the proceeds we will receive from the sale;

  •
  any underwriting discounts and other items constituting underwriters' compensation;

  •
  any initial public offering price;

  •
  any discounts or concessions allowed or reallowed or paid to dealers; and

  •
  any securities exchanges on which we may list the debt securities.

        We may distribute the debt securities from time to time in one or more transactions at:

  •
  a fixed price;

  •
  prices that may be changed;

  •
  market prices at the time of sale;

  •
  prices related to prevailing market prices; and

  •
  negotiated prices.

        We will describe the method of distribution in the applicable prospectus supplement.

        If we use underwriters with respect to an issuance of securities, we will set forth in the applicable prospectus supplement:

  •
  the name of the managing underwriter, if any;

  •
  the name of any other underwriters; and

  •
  any underwriting discounts and other items constituting compensation of the underwriters and dealers, if any.

        The underwriters will acquire any securities for their own accounts and they may resell the securities from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price and at varying prices determined at the time of sale.

        Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time. We anticipate that any underwriting agreement pertaining to any securities will:

  •
  entitle the underwriters to indemnification by us against certain civil liabilities under the Securities Act of 1933, or to contribution with respect to payments that the underwriters may be required to make related to any such civil liability;

  •
  subject the obligations of the underwriters to certain conditions precedent; and

  •
  obligate the underwriters to purchase all debt securities offered in a particular offering if any debt securities are purchased.

        In connection with an offering of debt securities, underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the debt securities. Specifically, underwriters may:

  •
  overallot in connection with the offering, creating a syndicate short position;

  •
  bid for, and purchase, debt securities in the open market to cover syndicate short positions;

  •
  bid for, and purchase, debt securities in the open market to stabilize the price of the debt securities; and

  •
  reclaim selling concessions allowed for distributing the debt securities in the offering if the syndicate repurchases previously distributed securities in syndicate covering transactions, in stabilization transactions or otherwise.

        Any of these activities may stabilize or maintain the market price of the debt securities above independent market levels. Underwriters are not required to engage in these activities, and may end any of these activities at any time.

        If we use a dealer in an offering of debt securities, we will sell the debt securities to the dealer, as principal. The dealer may then resell the debt securities to the public at varying prices to be determined by the dealer at the time of resale. We will set forth the name of the dealer and the terms of the transaction in the prospectus supplement.

        If we use an agent in an offering of debt securities, we will name the agent and describe the terms of the agency in the applicable prospectus supplement. Unless we indicate otherwise in the prospectus supplement, we will require an agent to act on a best efforts basis for the period of its appointment.

        Dealers and agents named in a prospectus supplement may be considered underwriters of the securities described in the prospectus supplement under the Securities Act of 1933. We may indemnify them against certain civil liabilities under the Securities Act of 1933. In the ordinary course of business, we may engage in transactions with underwriters, dealers and agents and they may perform services for us.

        We may solicit offers to purchase securities and make sales directly to institutional investors or others who may be considered underwriters under the Securities Act of 1933 with respect to those sales. We will describe the terms of any such offer in the applicable prospectus supplement.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at http: //www.sec.gov. You may also read and copy any document we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.

        The SEC allows us to "incorporate by reference" in this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of the filing of the initial registration statement until we sell all of the debt securities described in this prospectus.

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2003;

  •
  Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004; and

  •
  Our Current Reports on Form 8-K filed with the SEC on January 16, 2004, January 28, 2004, March 29, 2004, March 30, 2004, April 30, 2004, May 3, 2004, May 5, 2004, May 24, 2004, June 10, 2004, July 9, 2004, July 13, 2004, August 4, 2004, August 31, 2004 and September 7, 2004.

        We are not required to, and do not expect to, provide annual reports to holders of our debt securities unless specifically requested by a holder.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

    Corporate Secretary
    OGE Energy Corp.
    321 N. Harvey, P.O. Box 321
    Oklahoma City, Oklahoma 73101-0321
    (405) 553-3000

OGE Energy Corp.

QuickLinks

ABOUT THIS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
PROSPECTUS SUPPLEMENT SUMMARY
OGE Energy Corp.
The Offering
Summary Financial Data
Ratio of Earnings to Fixed Charges (Unaudited)
Capitalization
At September 30, 2004 (Unaudited)
USE OF PROCEEDS
SUPPLEMENTAL DESCRIPTION OF DEBT SECURITIES
UNDERWRITING
LEGAL OPINIONS

ABOUT THIS PROSPECTUS
FORWARD-LOOKING STATEMENTS
RISK FACTORS
OGE ENERGY CORP.
USE OF PROCEEDS
RATIO OF EARNINGS TO FIXED CHARGES (unaudited)
DESCRIPTION OF DEBT SECURITIES
LEGAL OPINIONS
EXPERTS
PLAN OF DISTRIBUTION
WHERE YOU CAN FIND MORE INFORMATION